September 26, 2005

Mail Stop 3561

via U.S. mail and facsimile

Goeffrey O`Neill, President
1010 University Avenue
Suite 40
San Diego, CA 92103

Re:  Frezer, Inc.
       Registration Statement on Form 10-SB, Amendment 1
       Filed August 8, 2005
       File No. 0-51336

Dear Mr. O`Neill:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please file a marked Amendment 1, and all subsequent amendments on
EDGAR. The "marked" file which is presently on EDGAR shows strike-outs, but it does not indicate which parts of the disclosure have been changed or added since the prior filing. In addition, please resolve the problem that has caused the words "Amendment No. 1" to be eliminated from the cover page of the marked document. See, in particular, Regulation C, Rule 472 (230.472(a)) and Regulation S-T,
Rule 310 (232.310).



Reports to Security Holders, page 9
2. As previously requested in comment nine of our letter dated
July
13, 2005, please include in this section that the SEC`s Internet site contains reports, proxy and information statements, and other information regarding issuers that file with the SEC. See Item 101(c) of Regulation S-B.

Government Regulations, page 6
3. We have reviewed your response to comment 16 in our letter dated
July 13, 2005, which stated:
"Pursuant to Item 101(8), (9) and (11) of Regulation S-B, provide greater detail regarding the following:
* the need for any government approval of principal products or services. If government approval is necessary and you have not yet received that approval, discuss the status of the approval within the government approval process;
* the effect of existing or probable governmental regulations on the business; and
* the costs and effects of compliance with environmental laws (federal, state and local)."
Even though you have stated that business activities relating to stem cells are in their infancy and therefore you cannot predict the effect of regulations on the business, please discuss the short term effects of existing regulations. To the extent that you can reasonably predict long term effects, please do so.
Also, you have stated that you feel you will incur no material costs in complying with environmental laws. Provide remove language which indicates that your opinion is based on what you "feel," and provide the basis of your statement.

Item 5. Directors, Executive Officers, Promoters and Control
Persons
David R. Koos, PhD & DBA (46)-Chairman and CEO, Secretary, Acting
CFO
4. Revise the disclosure relating to the claims against First
Union
Securities, Thomas Monahan and Mr. Koos by Dr. Yanda to clarify the nature of Mr. Koos involvement in the dispute and the current status of any claims against Mr. Koos.
5. Please clarify the institution(s) from which Dr. Koos received his two doctorate degrees and clarify also whether such institution(s) are accredited.
We may have further comment.

Geoffrey O`Neill,PhD (57) - President, page 16
6. We have reviewed your response to comment 34 in our letter dated
July 13, 2005, which comment stated:
"Please disclose a basis for your assertions that Cryo-Cell is the first company to pioneer and commercialize family banking for umbilical cord blood stem cells and is a leader in its field. Support your statement by supplementally providing us with copies of, or excerpts from, reports or publications which you reference." Disclose the basis for the revised disclosure, for example, Cryo-Cell`s Form 10-K, including period covered, date of filing and page and/or section where one can find the information.
7. At the end of this section are several statements about Dr. O`Neill that are promotional and speculative and we suggest that they be deleted. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs.
All claims of a speculative nature not fully supported in the document should be deleted. In this regard, please reference the following:
"Dr. O`Neill brings to the company entrepreneurial and leadership skills necessary to explore and pioneer new technologies and innovative therapies. Complementing his extensive research activities and academic achievements, Dr. O`Neill also brings strong practical implementation skills to Frezer, Inc. having held
numerous
directorships. ... Dr. O`Neill was a key component in establishing
Cryo-Cell as a leader in its field."

James L. Lambert, PhD (44) Scientific Advisor, page 18
8. Please advise us in your response letter whether this is the same
James L. Lambert who is, or was, CEO of Dot Hill Systems
Corporation.
If appropriate, please revise the disclosure.

Plan of Operation, page 12
9. Please specify in the first paragraph of this section whether the registrant`s chairman will loan the minor administrative costs to the company and what the terms will be.
10. In the first paragraph on page 13, indicate the approximate date(s) you anticipate that you will utilize, by purpose, the $1.5 million.
11. You state that the company anticipates attempting to raise about
$1.5 million. Immediately below this statement, you discuss how the funding will be spent. However, you disclose expenditures totaling
$1.8 million. Please reconcile these amounts and revise the disclosure.
12. In the last paragraph on page 13, under (a)(ii) you have referenced "the next twelve months." Please specify by date the time period you are referencing.

Item 7.  Certain Relationships and Related Transactions, page 12
13. We repeat comment 38 in our letter dated July 13, 2005, which stated: "Explain how you have determined the rental charges for the office space you share with Bio-Matrix Scientific Group." Ensure that you state whether they are comparable to terms set in an arms length transaction. For example, if Bio-Matrix Scientific is also a lessee of the same space and is subletting the space to the registrant, please disclose the monthly rent that Bio-Matrix Scientific`s lessor is charging it for the same space.

Balance Sheet, page 24
14. We re-issue our previous comment 41, as there have been no revisions to the par value of the common stock presented on the balance sheet as of May 20, 2005.

Statement of Operations, page 25
15. With respect to our previous comment 39, we note your
response.
Please tell us the amount of salary expense included in the
statement
of operations for the financial statements presented.   Also, we
reiterate that all costs of doing business should be included in the issuer`s financial statements, including expenses incurred on its behalf by its parent or other shareholders. Refer to SAB 1B and revise the financial statements as necessary. Please disclose whether the financial statements actually reflect all costs of doing business.

Notes to Financial Statements, page 28
16. With respect to our previous comment 42, we note your response.
Since you state you are obligated to pay BMXG $3,818 per month for at least one year beginning on June 3, 2005, you must provide the disclosures in accordance with paragraphs 16b-d of SFAS 13.
Please
revise your footnotes accordingly.

Form 10-QSB for the quarter ended June 30, 2005
17. Under the statement of changes in shareholder equity for the period from May 2, 2005 to June 30, 2005 you have stated that you issued 6,036 shares for cash and services on May 4, 2005. However, in Part II, Item 4, "Recent Sales of Unregistered Securities" of the registration statement you have indicated that there have been no recent sales of unregistered securities. Please discuss in your response letter to us and revise the financial statements or the registration statement, as appropriate.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551- 3396 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:  David R. Koos
      By facsimile to 619-330-2328

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Goeffrey O'Neill, President
Frezer, Inc.
September 26, 2005
Page 1